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                                                           OMB APPROVAL
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------                                               OMB Number: 3235-0362
FORM 5                                               Expires: September 30, 1998
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                                                     hours per response .... 1.0
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/X/ Check box if no         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
  Leven,           Michael          A.            Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
  (Last)          (First)        (Middle)         Starwood Hotels & Resorts HOT                  X  Director         10% Owner
--------------------------------------------------------------------------------------------    ---               ---
U.S. Franchise Systems, Inc.                   3. IRS or Social Security  4. Statement for          Officer (give    Other (Specify
13 Corporate Square                               Number of Reporting        Month/Year         ---         title ---       below)
-------------------------------------------       Person (Voluntary)        December 2000                   below)
                 (Street)                                                 -------------------   ------------------------------------
                                                                          5. If Amendment,      7. Individual or Joint/Group
                                                                             Date of Original      Reporting (Check Applicable Line)
Atlanta              GA           30329                                      (Month/Year)
-------------------------------------------                                                      X  Form filed by One Reporting
  (City)           (State)           (Zip)                                                      ---   Person
USA                                                                                                 Form filed by More than One
                                                                                                ---   Reporting Person
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                                    TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                end of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares(1)                        03/31/00       A(2)     541        A         $23.50000                          D
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Shares(1)                        06/30/00       A(2)     541        A         $23.50000                          D
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Shares(1)                        09/30/00       A(2)     541        A         $23.50000                          D
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Shares(1)                        12/31/00       A(2)     541        A         $23.50000                          D
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                                                                                               5,980             D
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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)

                                                                                                                     SEC 2270 (7-96)
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
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-      5. Number of     6. Date Exer-   7. Title and Amount  8. Price
   Security                  sion or      action     action         Derivative       cisable and     of Underlying        of
   (Instr. 3)                Exercise     Date       Code           Securities Ac-   Expiration      Securities           Deriv-
                             Price of     (Month/    (Instr. 8)     quired (A) or    Date            (Instr. 3 and 4)     ative
                             Deriv-       Day/                      Disposed of (D)  (Month/Day/                          Secur-
                             ative        Year)                     (Instr. 3, 4,    Year)                                ity
                             Security                               and 5)                                                (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-               Amount or
                                                               --------------- Exer-   tion       Title      Number of
                                                                (A)     (D)    cisable Date                  Shares
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Option to Purchase Shares    $33.4375    06/30/00     A(3)      4,500          06/30/00 06/30/10  Shares(1)  4,500
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Option to Purchase Shares                                    D
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                                   36,000                    D
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Explanation of Responses:

(1)  Pursuant to the Agreement and Plan of Restructuring between Starwood Hotels &
     Resorts Worldwide, Inc. (the "Corporation"), ST Acquisition Trust, and
     Starwood Hotels & Resorts, (the "Trust" and, together with the Corporation,
     "Starwood") dated as of September 16, 1998 and amended as of November 30, 1998, each holder of shares of common stock, par value $.01 per share, of the
     Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and tracked only in units ("Shares") consisting of one
     Corporation Share and One Trust Share.

(2) Under the terms of Starwood's Long-Term Incentive Plan (the "LTIP"), certain eligible Directors of Starwood receive quarterly grants of Shares in an amount specified by the LTIP. Each grant represents a quarterly installment of the reporting person's annual director's fees.

(3) Under the terms of Starwood's LTIP, certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   /s/ Michael Leven             02/14/2001
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               ------------------------------- ----------
                                                                                          **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the
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                                                                                                                  SEC 2270 (7/96)

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